UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 25, 2017

LogMeIn, Inc.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-34391	20-1515952
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(IRS Employer Identification No.)

320 Summer Street Boston, Massachusetts	02210
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (781)-638-9050

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

TABLE OF CONTENTS

Item 5.07. Submission of Matters to a Vote of Security Holders Item 8.01. Other Events
Item 9.01. Financial Statements and Exhibits

SIGNATURE

Item 5.07 Submission of Matters to a Vote of Security Holders.

LogMeIn, Inc. (the “Company”) held a Special Meeting of Stockholders (the “Special Meeting”) on January 25, 2017. Proxies for the meeting were solicited in accordance with the Securities Exchange Act of 1934, as amended. At the Special Meeting, the stockholders of the Company voted on the following proposals:

I.	To approve the Company’s issuance of its common stock in connection with the Agreement and Plan of Merger, dated as of July 26, 2016, as it may be amended from time to time, by and among the Company, Lithium Merger Sub, Inc., Citrix Systems, Inc. (“Citrix”) and GetGo, Inc. (“GetGo”). The proposal was approved by a vote of stockholders as follows:

For	Against	Abstentions	Broker Non- Votes
23,272,211	3,687	3,622	—

II.	To approve an amendment to the Company’s restated certificate of incorporation to increase the Company’s authorized number of shares of common stock by an additional 75,000,000 shares, conditioned upon the closing of the merger of Lithium Merger Sub, Inc. with and into GetGo, as contemplated by the Agreement and Plan of Merger. The proposal was approved by a vote of stockholders as follows:

For	Against	Abstentions	Broker Non- Votes
23,004,271	274,183	1,066	—

III.	To approve an amendment and restatement of the Company’s 2009 Stock Incentive Plan to (i) increase the number of shares of the Company’s common stock that may be issued under the plan by an additional 4,500,000 shares and (ii) extend the term of the plan to December 5, 2026, conditioned upon the closing of the merger of Lithium Merger Sub, Inc. with and into GetGo, as contemplated by the Agreement and Plan of Merger. The proposal was approved by a vote of stockholders as follows:

For	Against	Abstentions	Broker Non- Votes
20,735,044	2,540,886	3,590	—

IV.	To approve the adjournment of the Special Meeting, if necessary, to solicit additional proxies in the event there are not sufficient votes at the time of the Special Meeting to approve the issuance of the Company’s common stock in connection with the Agreement and Plan of Merger. The proposal was approved by a vote of stockholders as follows:

For	Against	Abstentions	Broker Non- Votes
22,004,133	1,271,187	4,200	—

Adjournment of the Special Meeting was not necessary because there were sufficient votes at the time of the Special Meeting to approve the issuance of the Company’s common stock in connection with the Agreement and Plan of Merger.

Item 8.01. Other Events.

On January 25, 2017, the Company issued a press release announcing stockholder approval of the foregoing matters at the Special Meeting, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits

A list of exhibits is set forth in the Exhibit Index which immediately precedes such Exhibits and is incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LOGMEIN, INC.

Date: January 25, 2017	By:	/s/ Michael J. Donahue
Michael J. Donahue SVP, General Counsel & Secretary

Exhibit Index

Exhibit No.	Description

3.1	Certificate of Amendment to Restated Certificate of Incorporation of LogMeIn, Inc.

10.1	Amended and Restated 2009 Stock Incentive Plan

99.1	Press release entitled “LogMeIn Announces Stockholder Approval in Connection with Merger with Citrix’s GoTo Business,” issued by the Company on January 25, 2017.